Exhibit 99.1

FOR IMMEDIATE RELEASE: September 4, 2014	PR 14-13

Atna Provides Update on Pinson Production

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to report that in the month of August, its first full month of production, the Pinson Underground Mine, located in Humboldt County, Nevada, produced and shipped approximately 2,275 tons of oxide ore at a grade of 0.348 oz/ton gold. This ore was sold to Newmont’s Twin Creeks mill and processed prior to month-end. Mining was principally focused on the 4740B stoping area of the Ogee zone utilizing conventional underhand cut-and-fill mining methods.

Work is presently underway to develop an area between the 4740E-H levels that will be test-mined using a conventional long-hole mining method with backfill. The dimensions of this stoping area are approximately 50 feet high by 80 feet long by 35 feet wide, containing about 3,500 to 4,000 tons of ore at a diluted grade of approximately 0.40 oz/ton gold. This mining method involves drilling and blasting the ore between an upper and a lower level, a distance of approximately 30 feet, and removing the shot ore from the bottom level using a remote controlled loader. Ore production from this stope has commenced and will accelerate in the month of September.

In addition to the 4740E-H long-hole stope, a second stope is being prepared for mining in the 4650C level of the Ogee zone and will be mined during backfill cycles in the 4740E-H long-hole stope. The 4650C stope will be a conventional underhand cut and fill stope.

“We are very pleased by the strong progress being made at Pinson. Ground conditions in the long-hole stoping area were reviewed and have been deemed supportive of long-hole mining. This mining method, if successful, has the potential to significantly reduce development requirements at Pinson resulting in significantly lower overall operating costs where it can be used,” states James Hesketh, President & CEO.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential optimization, increased productivity, cost reduction, economics, or resource or reserve expansion at the Pinson mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Pinson mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining, exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com